Filed by Xenith Bankshares, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

Commission File No.: 001-32968

Date: May 22, 2017

Frequently Asked Questions Regarding Merger

These Frequently Asked Questions were made available to customers of Xenith Bankshares, Inc. on May 22, 2017.

THE PROPOSED MERGER DISCUSSED BELOW HAS NOT YET BEEN COMPLETED, AND IS SUBJECT TO THE APPROVAL BY THE SHAREHOLDERS OF THE RESPECTIVE PARENT COMPANIES OF XENITH BANK AND UNION BANK & TRUST, AND THE SATISFACTION OF OTHER CUSTOMARY CLOSING CONDITIONS.

THE QUESTIONS AND ANSWERS BELOW ASSUME THAT THE REQUIRED SHAREHOLDER APPROVALS FOR THE MERGER WILL BE OBTAINED AND THAT ALL OTHER CLOSING CONDITIONS WILL BE SATISFIED ON OR PRIOR TO THE TARGETED CLOSING DATE IN JANUARY 2018.

What are some of the key dates regarding this merger?

We anticipate that the merger between Xenith Bank and Union Bank & Trust will be completed in January 2018.

We anticipate combining the operating systems of Xenith Bank and Union Bank & Trust into one bank operating system during the second quarter of 2018. As details are finalized we will communicate them to you.

What changes will affect my account as a result of the targeted closing date of the merger in January 2018?

Until the operating system conversion, which is anticipated to take place in the second quarter 2018, you will continue banking exactly the way you do today using your same account number, routing number, Debit/ATM card, and checks. Also, direct deposits, automatic transfers, and other charges or credits, such as Social Security or loan payments, will continue without interruption.

What changes will affect my account as a result of the expected operating system conversion?

Account specifics are still being worked out; as details are finalized we will communicate them to you.

Will branch hours of operations change once the merger is completed?

We do not expect branch hours to change as a result of the merger.

Once the merger is completed, can I also bank at Union Bank & Trust locations?

Xenith Bank customers will not be able to conduct banking business at current Union Bank & Trust locations until the operating system conversion, which is expected to occur during the second quarter of 2018.

When will I receive a new debit card, ATM card and checks once the merger is completed?

You will not receive new debit cards, ATM cards or checks until completion of the operating system conversion. As the operating system conversion details are finalized, a separate communication will be sent to you regarding the use of your current debit card, ATM card, and checks.

When will I get a new Bank credit card once the merger is completed?

It is not known at this time. A separate communication will be sent to you regarding the use of your current Bank credit card.

How do I access Telebanc once the merger is completed?

We expect that you will continue to call 800-597-0162.

How will the merger affect my Debit Card Rewards once the merger is completed?

It is not known at this time. As details are finalized, a separate communication will be sent to you regarding the Debit Card Rewards program.

How will I access Personal/Business Online Banking once the merger is completed?

It is not known at this time. As the operating system conversion details are finalized, a separate communication will be sent to you regarding your online banking access.

Will Mobile Banking be affected once the merger is completed?

We do not expect Mobile Banking to be affected by the merger.

Will Remote Deposit Capture access for my business change once the merger is completed?

It is not known at this time. As the operating system conversion details are finalized, a separate communication will be sent to you regarding your Remote Deposit Capture access.

How will the merger affect my existing loan once the merger is completed?

The terms and conditions of your existing loan will remain the same.

Where do I mail my loan payments once the merger is completed?

Until the completion of the merger, you will continue to mail your loan payments to:

Xenith Bank

Loan Operations PO Box 1908

Elizabeth City, NC 27906-1908

We have not determined where you will mail your loan payments after completion of the merger, as this will depend on the operating system conversion, As the operating system conversion details are finalized, a separate communication will be sent to you regarding future loan payments.

Once the merger is completed, how will my Certificate of Deposit (CD) be affected?

The terms and conditions of your existing CD will remain the same through maturity.

Once the merger is completed, how will my IRA be affected?

The terms and conditions of your existing IRA will remain the same.

Will my FDIC coverage be affected once the merger is completed?

Both Xenith Bank and Union Bank & Trust are FDIC insured institutions. As a result of the merger, any deposits you may have with Xenith Bank will be combined with any deposits you may have from Union Bank & Trust. The combined balances will determine whether you have exceeded the FDIC insurance limit[, which is generally up to $250,000 per depositor]. There is a grace period, as set forth below, which provides an opportunity to restructure accounts, if necessary, to ensure the accounts do not exceed the insurance threshold.

If you bank at both Xenith Bank and Union Bank & Trust, your deposits continue to be insured separately until completion of the merger, and generally will be insured as set forth below:

•	Non-time deposits (for example, checking, savings and MMDA accounts) acquired by Union Bank & Trust are separately insured for six months after the date of the completion of the merger.

•	Time deposits (for example, certificates of deposit) acquired by Union Bank & Trust are separately insured until the earliest of the maturity date or six months after the date of the completion of the merger, whichever occurs later, subject to the following rules:

•	Time deposits that mature within the first six months and are renewed for the same dollar amount (with or without accrued interest added to the principal amount) and for the same term as the original deposit are separately insured until the first maturity date after the expiration of the six-month period.

•	Time deposits that mature within the first six months and are renewed on any other basis, or time deposits that mature within the first six months and are not renewed and thereby become regular savings or demand deposits, are separately insured until the end of the six-month period.

If you are interested in learning more about your FDIC coverage please contact one of our bankers, visit https://www.fdic.gov, or call 1-877-ASK-FDIC.

How can I contact the Bank if I have any questions?

Please stop by your local branch, call us at 866-867-8500, or email us at CustomerSupport@XenithBank.com.

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Caution Regarding Forward-Looking Statements

Certain statements made herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union Bankshares Corporation (“UBSH”) or Xenith Bankshares, Inc. (“XBKS”) or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of UBSH and XBKS believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of UBSH or XBKS will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of UBSH and XBKS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by UBSH or XBKS with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made and UBSH and XBKS undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed merger, UBSH will file with the SEC a registration statement on Form S-4 to register the shares of UBSH common stock to be issued to the shareholders of XBKS. The registration statement will include a joint proxy statement of UBSH and XBKS and a prospectus of UBSH. A definitive joint proxy statement/prospectus will be sent to the shareholders of UBSH and XBKS seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of UBSH and XBKS are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about UBSH, XBKS and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by UBSH and XBKS with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 East Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing UBSH’s website at www.bankatunion.com under “Investor Relations” or XBKS’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on UBSH’s and XBKS’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

UBSH and XBKS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UBSH and/or XBKS in connection with the merger. Information about the directors and executive officers of UBSH is set forth in the proxy statement for UBSH’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of XBKS is set forth in XBKS’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.